Exhibit 99.1

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED  BALANCE SHEETS

	December 31, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	4,147,223	4,006,924	3,095,823
Accounts receivable, net	116,469	123,588	95,486
Prepayments	328,818	-	-
Current assets of discontinued operations	1,499,976	-	-
Total current assets	6,092,486	4,130,512	3,191,309

Non-current assets
Non-current assets of discontinued operations	3,055,534	-	-
Total non-current assets	3,055,534	-	-

Total assets	9,148,020	4,130,512	3,191,309

LIABILITIES AND SHAREHOLDERS
Current liabilities
Accounts payable	284,702	776,218	599,720
Accrued liabilities and other payables	201,748	77,413	59,809
Current liabilities of discontinued operations	4,370,416	-	-
Total current liabilities and non-current liabilities	4,856,866	853,631	659,529

Total liabilities	4,856,866	853,631	659,529

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS
Class A ordinary shares ($0.5 par value, 675,000,000,000 shares authorized 445,223 and 445,223 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)*	288,059	288,059	222,560
Class B Ordinary Shares ($0.5 par value,75,000,000,000 shares authorized, 16,831 and 16,831 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)*	10,892	10,892	8,415
Additional paid-in capital	36,311,152	36,311,152	28,054,665
Stock-based compensation reserve	570,233	570,233	440,573
Accumulated other comprehensive income	(241,129)	9,143	7,064
Accumulated deficit	(32,137,426)	(33,912,598)	(26,201,497)
Total OHMYHOME LIMITED shareholders’ equity	4,801,781	3,276,881	2,531,780

Non-controlling interests	(510,627)	-	-
Total shareholders’ equity	4,291,154	3,276,881	2,531,780
Total liabilities and shareholders’ equity	9,148,020	4,130,512	3,191,309

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 50-to-1 on August 20, 2026.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS  OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2026	2026
	SGD	SGD	USD
Operating revenues
- Digital Marketing Services
Third Parties	-	2,478,799	1,915,166
Related Parties	-	-	-
Total operating revenues	-	2,478,799	1,915,166

Cost of revenues	-
- Digital Marketing Services	-	(2,263,765)	(1,749,027)
Total cost of revenues	-	(2,263,765)	(1,749,027)

Gross profit
- Digital Marketing Services	-	215,034	166,139
Total Gross profit	-	215,034	166,139

Operating expenses
Research and development expenses	-	(102,264)	(79,011)
Selling and marketing expenses	-	(319,763)	(247,055)
General and administrative expenses	(125,687)	(375,618)	(290,210)
Total operating expenses	(125,687)	(797,645)	(616,276)

LOSS BEFORE INCOME TAXES from Continuing Operations	(125,687)	(582,611)	(450,137)
Income tax expense	-	-	-
Net loss from continuing operations	(125,687)	(582,611)	(450,137)
Net loss from discontinued operations, net of taxes ((including loss on disposal of $517,968)	(2,241,156)	(1,259,009)	(972,735)

NET LOSS	(2,366,843)	(1,841,620)	(1,422,872)

Less: Net loss attributable to non-controlling interest from discontinued operations	(18,511)	(66,448)	(51,339)
Net loss attributable to Ohmyhome Limited	(2,348,332)	(1,775,172)	(1,371,533)

NET LOSS	(2,366,843)	(1,841,620)	(1,422,872)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(59,193)	37,183	28,728
TOTAL COMPREHENSIVE LOSS	(2,426,036)	(1,804,437)	(1,394,144)
Less: Comprehensive loss attributable to non-controlling interests from discontinued operations	(18,511)	(66,448)	(51,339)
COMPREHENSIVE LOSS ATTRIBUTABLE TO OHMYHOME LIMITED	(2,407,525)	(1,737,989)	(1,342,805)

Net loss attributable to Ohmyhome Limited
Continuing operations	(125,687)	(582,611)	(450,137)
Discontinued operations	(2,222,645)	(1,192,561)	(921,396)
Total	(2,348,332)	(1,775,172)	(1,371,533)

Weighted average number of ordinary shares:
Basic and Diluted*	282,775	462,054	462,054
LOSS PER SHARE – BASIC AND DILUTED
Continuing operations	(0.44)	(1.26)	(0.97)
Discontinued operations	(7.93)	(2.58)	(1.99)

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 50-to-1 on August 20, 2026.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS  OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
	Ordinary Shares		Additional	Stock-based	other		Non-	Total
	No. of		paid-in	compensation	comprehensive	Accumulated	controlling	shareholders
	shares	Amount	capital	reserve	income	deficit	Interest	Equity
		SGD	SGD	SGD	SGD	SGD	SGD	SGD

Balance, December 31, 2024	47,212	32,229	29,044,790	537,756	96,416	(22,936,714)	(475,138)	6,299,339

Issuance of new shares	414,842	266,722	7,266,362	-	-	-	-	7,533,084
Net loss	-	-	-	-	-	(2,348,332)	(18,511)	(2,366,843)
Foreign currency translation adjustment	-	-	-	-	(59,193)	-	-	(59,193)
Balance, June 30, 2025	462,054	298,951	36,311,152	537,756	37,223	(25,285,046)	(493,649)	11,406,387

Balance, December 31, 2025	462,054	298,951	36,311,152	570,233	(241,129)	(32,137,426)	(510,627)	4,291,154

Net loss	-	-	-	-	-	(1,775,172)	(66,448)	(1,841,620)
Foreign currency translation adjustment	-	-	-	-	37,183	-	-	37,183
Disposal of subsidiaries	-	-	-	-	213,089	-	577,075	790,164
Balance, June 30, 2026	462,054	298,951	36,311,152	570,233	9,143	(33,912,598)	-	3,276,881

Balance, June 30, 2026 (USD)	462,054	230,975	28,054,665	440,573	7,064	(26,201,497)	-	2,531,780

*	The shares and per share information are presented on a retroactive basis to reflect the reverse stock split of 50-to-1 on August 20, 2026.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OHMYHOME LIMITED

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2026	2026
	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,366,843)	(1,841,620)	(1,422,872)
Less: Net loss from discontinued operations	(2,241,156)	(1,259,009)	(972,735)
Net loss from continuing operations	(125,687)	(582,611)	(450,137)

Changes in assets and liabilities:
Accounts receivable, net	-	(7,119)	(5,500)
Prepayments	-	328,818	254,051
Accounts payable, net	-	491,516	379,754
Accrued liabilities and other payables	2,092	(134,540)	(103,948)
Net cash (used in) provided by operating activities from continuing operations	(123,595)	96,064	74,220
Net cash (used in) provided by operating activities from discontinued operations	(509,421)	(326,071)	(251,928)
Net cash(used in) provided by operating activities	(633,016)	(230,007)	(177,708)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of subsidiary, net of cash disposed	-	(336,014)	(259,611)
Net cash used in investing activities from continuing operations	-	(336,014)	(259,611)
Net cash used in investing activities from discontinued operations	(167,780)	(6,981)	(5,394)
Net cash used in investing activities	(167,780)	(342,995)	(265,005)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common share issued for cash	264,531	-	-
Net proceeds from public offering	5,885,103	-	-
Net cash provided by (used in) financing activities from continuing operations	6,149,634	-	-
Net cash used in financing activities from discontinued operations	(126,103)	(3,344)	(2,584)
Net cash provided by (used in) financing activities	6,023,531	(3,344)	(2,584)

Foreign currency effect	(59,193)	(3,221)	(2,487)

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,163,542	(579,567)	(447,784)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,145,829	4,586,491	3,543,607

CASH AND CASH EQUIVALENTS AT PERIOD END	6,309,371	4,006,924	3,095,823

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OHMYHOME LIMITED

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Ohmyhome Limited (the “Company”) is a holding company incorporated on July 19, 2022, under the laws of the Cayman Islands. Prior to the Divestiture (as defined below), the Company held all of the outstanding share capital of Ohmyhome (BVI) Limited (“Ohmyhome BVI”), a British Virgin Islands company established on July 27, 2022, which in turn held all of the equity interest of Ohmyhome Pte. Ltd. (“Ohmyhome (S)”), a Singapore company incorporated on June 12, 2015, together with its subsidiaries.

On June 17, 2026, the Company entered into a Share Purchase Agreement to sell all of its shares in Ohmyhome BVI to Sterling Oat Ltd. for a purchase price of $1 (the “Divestiture”). Upon completion of the Divestiture, the Company ceased to have any ownership interest in Ohmyhome BVI and its subsidiaries. The Divestiture represents a strategic shift that has a major effect on the Company’s operations and financial results, and accordingly, the assets, liabilities, results of operations, and cash flows of Ohmyhome BVI and its subsidiaries have been presented as discontinued operations in the accompanying unaudited interim condensed consolidated financial statements (see Note 3).

Following the Divestiture, the Company’s continuing operations consist solely of its digital marketing services business conducted through Ohswiftwing Pte. Ltd., a wholly-owned subsidiary incorporated in Singapore on July 21, 2025. These services cover marketing strategy, channel selection, content delivery, and other internet marketing solutions. Prior to the Divestiture, the Company, through Ohmyhome (S) and its subsidiaries, historically provided end-to-end property solutions and services, including brokerage services, property management, home renovation and furnishing services, listing and research, mortgage referral, legal services and insurance referral services. These historical operations are classified as discontinued operations (see Note 3).

On November 30, 2022, the Company completed a re-organization of Ohmyhome (S) under common control of its then existing shareholders, who collectively owned all the equity interests of Ohmyhome (S) prior to the re-organization. Prior to the re-organization, Ohmyhome (S) was directly owned and controlled by Anthill and the Other Existing Shareholders with 57.79% and 42.21% beneficial ownership interest, respectively. As a result of certain share swaps and related issuances by and among Anthill and the Other Existing Shareholders, the Company, Ohmyhome (BVI) Limited, and Ohmyhome (S) whereby Ohmyhome (S) ultimately became a wholly-owned subsidiary of Ohmyhome (BVI) Limited, and Ohmyhome (BVI) Limited became a wholly owned subsidiary of the Company, and Anthill and the Other Existing Shareholders became the beneficial owners of the Company with percentage ownerships of 57.79% and 42.21%. The Company has accounted for these re-organizations as a transfer of assets between entities under common control in accordance with ASC 805-50-50-3 to 4 because the economic interests of Anthill and the Other Existing Shareholders remained the same immediately before and immediately after the re-organization. The unaudited interim condensed consolidated financial statements  are prepared on the basis as if the re-organization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of the Company. These historical corporate re-organization transactions occurred prior to the Divestiture. As a result of the Divestiture, Ohmyhome (S) and its subsidiaries are no longer part of the Company’s consolidated group.

On March 23, 2023, the Company completed its initial public offering. In this offering, the Company issued 2,800,000 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$11.2 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on March 21, 2023 on the Nasdaq Capital Market under the ticker symbol “OMH”.

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, completed the acquisition of 100% of the issued share capital of Simply Sakal Pte. Ltd. that provides estate management services for residential, commercial and industrial real estate in Singapore. Subsequent to the completion of the acquisition, Simply Sakal Pte. Ltd. has changed its name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023. This subsidiary was part of Ohmyhome BVI and was disposed of as part of the Divestiture (see Note 3)

On January 23, 2025, Ohmyhome (BVI) Limited, a wholly owned subsidiary of the Company, completed the acquisition of 100% of the issued share capital of Ohmyhome Property Inc., which is principally engaged in the provision of brokerage services to customers in the Philippines. This subsidiary was part of Ohmyhome BVI and was disposed of as part of the Divestiture (see Note 3).

The accompanying unaudited interim condensed consolidated financial statements  reflect the activities of the Company and each of the following entities:

Name	Background	Ownership %	Principal of activity

Continuing Operations
Ohswiftwing Pte. Ltd.	● A Singapore company ● Incorporated on July 21, 2025	100% owned by the Company	Principally engaging in the provision of digital marketing services
Entities Disposed of during the Period:
Ohmyhome (BVI) Limited	● A BVI company ● Incorporated on July 27, 2022	100% owned by the Company	Holding company (disposed)
Ohmyhome (S)	● A Singapore company ● Incorporated on June 12, 2015	100% owned by Ohmyhome BVI	Principally engaged in the provision of a one-stop-shop property platform for its customers (disposed)
Ohmyhome Property Management Pte. Ltd. (formerly Simply Sakal Pte. Ltd.)	● A Singapore company ● Incorporated on January 4, 1995 ● Acquired by Ohmyhome (BVI) on October 6, 2023 ● Changed its entity name to Ohmyhome Property Management Pte. Ltd. on November 8, 2023	100% owned by Ohmyhome (BVI)	Principally engaged in the provision of estate management services for residential, commercial and industrial real estate in Singapore (disposed)
Ohmyhome Renovation Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Principally engaged in design and build, project management for interior decoration projects for residential and commercial units (disposed)
Ohmyhome Insurance Pte. Ltd.	● A Singapore company ● Incorporated on March 5, 2020	100% owned by Ohmyhome (S)	Dormant (disposed)
Cora.Pro Pte. Ltd.	● A Singapore company ● Incorporated on May 31, 2020	100% owned by Ohmyhome (S)	Principally engaged in distributing technology platform product for property management firms and developers to facilitate communication, facility booking, fee and tax payments (disposed)
DreamR Project Pte. Ltd. (formerly Ganze Pte. Ltd.)	● A Singapore company ● Incorporated on December 7, 2021 ● Changed its entity name from Ganze Pte. Ltd. To DreamR Project Pte. Ltd. on June 5, 2023	100% owned by Ohmyhome (S)	Principally engaged in interior decoration projects of high-end residential and commercial units (disposed)
Ohmyhome Sdn. Bhd. (“Ohmyhome (M)”)	● A Malaysia company ● Incorporated on January 17, 2019	100% owned by Ohmyhome (S)	Principally engaged in the provision of a one-stop-shop property platform for its customers in Malaysia (disposed)
Ohmyhome Realtors Sdn. Bhd.	● A Malaysia company ● Incorporated on January 17, 2019	49% owned by Ohmyhome (M)	Principally engaged in the provision of brokerage service for its customers (disposed)

Note 2 – Summary of significant accounting policies

Basis of presentation

Management’s opinion is that the accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and results of operations. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for the full year of 2026. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements thereto as of and for the years ended December 31, 2025.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of Directors, or to cast a majority of votes at the meeting of Directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited interim condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the unaudited interim condensed consolidated statements of income and comprehensive loss as an allocation of the total loss for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, estimates for useful lives of intangible assets, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for expected credit loss and revenue recognition. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed financial statements.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes it is in compliance with all applicable laws and regulations, including those related to its organization and structure as disclosed in Note 1. However, past performance is not indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Foreign currency translation and transaction

The accompanying unaudited interim condensed financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the reporting currency of the Company.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of Singapore has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

The following table outlines the currency exchange rates that were used in creating the unaudited interim condensed financial statements in this report:

	June 30, 2025	December 31, 2025	June 30, 2026
Period-end spot rate	SGD1.00 = USD0.7838	SGD1.00 = USD0.7727	SGD1.00 = USD0.7726
Average rate	SGD1.00 = USD0.7540	SGD1.00 = USD0.7627	SGD1.00 = USD0.7818

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, unaudited interim condensed consolidated statements of changes in shareholders’ equity and unaudited interim condensed consolidated statements of cash flows from SGD into USD as of June 30, 2026 are solely for the convenience of the readers and are calculated at the rate of SGD 1.00 = USD 0.7726, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and June 30, 2026, the Company made nil allowance for expected credit losses for accounts receivable.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2025 and June 30, 2026, no allowance was deemed necessary.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606.

The five-step model defined by ASC Topic 606 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company has utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from digital marketing services.

1)	Digital marketing services

The Company generates revenue from internet marketing services by providing content promotion services aiming for attracting online traffic for advertisers which the Company views as customers, including marketing strategy customization, delivery channel selection, content delivery, content online promotion and other services. The customers continuously consumed economic benefits during the period when the company provided services, so the revenue is recognized over time during the contract period. Under this business model, the Company is the primary obligor and responsible for (i) identifying and contracting with third-party advertisers, and delivering the specified integrated internet marketing services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing contents, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. The Company assumes ownership of the specified service before it is delivered to the advertiser and acts as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis and revenue is recognized based upon the progress towards completion measured by the output of online promotion activities.

Cost of revenue

Cost of revenue consists primarily of personnel costs (including base pay and benefits) and subcontracting cost.

Research and development

Research and development expenses primarily include personnel costs (including base pay, bonuses, and benefits) and third party development costs. For the six months ended June 30, 2026, research and development expenses amounted to S$ 102,264 (US$79,011).

Selling and marketing expenses

Selling and marketing expenses mainly consist of promotion and marketing expenses, media expenses for online and traditional advertising, as well as labor costs. For the six months ended June 30, 2025 and 2026, the Company incurred nil and S$ 319,763 (US$ 247,055), respectively.

Employee compensation-Singapore

(1) Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2) Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period is recognized as a current liability.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s Chief Operating Decision Maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews results of operations by the revenue of different products or services. Due to the company’s disposal of BVI and its subsidiaries on  June 17, 2026, after the divestment, the company’s main business is limited to Digital marketing services. The Company concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the consolidated financial statements.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended June 30, 2025 and 2026. The Company had no uncertain tax positions for the six months ended June 30, 2025 and 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The weighted average number of ordinary shares was 462,054 for the six-month periods ended June 30, 2026 and for the year ended December 31, 2025.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. The Company establishes an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

For the six months ended June 30, 2026, two customers each accounted for more than 10% of the Company’s total revenue, representing 67.08% and 32.92% of total revenue, respectively. For the six months ended June 30, 2025, no customer accounted for more than 10% of the Company’s total revenue.

As of June 30, 2026, one customer accounted for 99.99% of the Company’s total accounts receivable. As of December 31, 2025, no customer accounted for more than 10% of the Company’s total accounts receivable.

Concentration of vendors

For the six months ended June 30, 2026, two vendors each accounted for more than 10% of the Company’s total costs, representing 34.87% and 65.13% of total costs, respectively. For the six months ended June 30, 2025, no vendor accounted for more than 10% of the Company’s total purchases.

As of June 30, 2026, one vendor accounted for 100.00% of the Company’s total accounts payable. As of December 31, 2025, two vendors each accounted for more than 10% of the Company’s total accounts payable, representing 26% and 10% of total accounts payable, respectively.

Discontinued Operations

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to consolidated financial statements refers to the Company’s continuing operations. Refer to Note 3 for additional information.

Recently issued accounting pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating the impact of adopting this ASU on its financial statements

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating the impact of adopting this ASU on its financial statements

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting this ASU on its financial statements

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating the impact of adopting this ASU on its financial statements

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

NOTE 3 – DISCONTINUED OPERATIONS

On June 17, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Sterling Oat Ltd. (the “Buyer”), pursuant to which the Company agreed to sell all of its shares in Ohmyhome BVI to the Buyer for a purchase price of $1 (the “Divestiture”).

Ohmyhome BVI is the holding company of Ohmyhome Singapore and its subsidiaries, which are engaged in providing real estate brokerage and property-related services in Singapore and Malaysia. These services include property brokerage, property management, renovation and home improvement services, mortgage referrals, legal referrals and other ancillary property-related services. The Board approved the Divestiture after evaluating the declining revenues and ongoing operating losses of Ohmyhome BVI and its subsidiaries. The transaction aligns with the Company’s plan to exit its real estate brokerage and property-related services business and focus on expanding its digital marketing services business.

The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45.

The results of discontinued operations of Ohmyhome BVI for the six months ended June 30, 2026 and 2025 are as follows:

	For the Six Months Ended June 30,
	2025	2026	2026
	SGD	SGD	USD
Revenues	6,654,671	5,587,022	4,316,636
Cost of revenues	(4,563,601)	(2,039,259)	(1,575,569)
Gross profit	2,091,070	3,547,763	2,741,067
Operating expenses	(3,904,379)	(4,457,703)	(3,444,103)
Loss from discontinued operations	(1,813,309)	(909,940)	(703,036)
Other income (loss), net	(427,847)	(349,069)	(269,699)
Loss before tax	(2,241,156)	(1,259,009)	(972,735)
Income tax benefit	-	-	-
Net loss from discontinued operations	(2,241,156)	(1,259,009)	(972,735)

Assets and liabilities of the discontinued operations of Ohmyhome BVI as of December 31, 2025 were as follows

December 31, 2025
SGD
ASSETS
Current assets
Cash and cash equivalents	439,268
Accounts receivable, net	621,949
Prepayments	388,027
Other current assets, net	50,732
Total current assets of discontinued operations	1,499,976

Non-current assets
Deposits	106,447
Property and equipment, net	64,908
Other Receivables	130,356
Intangible asset	1,837,351
Goodwill	916,472
Total non-current assets of discontinued operations	3,055,534

Total assets of discontinued operations	4,555,510

LIABILITIES AND SHAREHOLDERS
Current liabilities
Accounts payable	871,442
Contract liabilities	24,386
Amount due to a consolidated entity	19,019,173
Accrued liabilities and other payables	3,311,369
Bank loans, current portion	3,867
Operating lease obligation	10,424
Taxes payable	148,928
Total current liabilities of discontinued operations	23,389,589

Non-current liabilities:
Total non-current liabilities of discontinued operations	-

Total liabilities of discontinued operations	23,389,589

Net loss from discontinued operations amounted to SGD1,259,009 (2025: SGD2,241,156), presented in the Consolidated Statements of Operations and Comprehensive Loss represents the Company's loss of disposal of the discontinued operations of US$517,968 (2025: Nil), and net loss generated from the discontinued operations from January 1, 2026 till date of disposal, amounted to SGD741,041 (2025: from January 1, 2025 to June 30, 2025, amounted to SGD2,241,156).

The loss of disposal of the discontinued operations of SGD517,968 was computed as the difference between the aggregation of the followings:

-	The fair value of consideration received of SGD 1.

-	The carrying amount of non-controlling interest with deficit balance of SGD577,075 in the former subsidiaries at the date of deconsolidation.

-	The carrying amount of the net assets of the former subsidiaries of SGD337,486.

-	Reclassification of accumulated other comprehensive income (foreign currency translation adjustment) to net income of SGD396,592.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026	2026
	SGD	SGD	USD
Operating revenues
- Digital Marketing Services
Third Parties	-	2,478,799	1,915,166
Related Parties	-	-	-

Total operating revenues	-	2,478,799	1,915,166

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
Accounts receivable	116,469	123,588	95,486
Less: Allowance for expected credit losses	-	-	-
Total accounts receivable, net	116,469	123,588	95,486

As of the end of reporting period, the aging analysis of accounts receivable, net of allowance for expected credit losses accounts, based on the invoice date is as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
Within 30 days	116,469	123,588	95,486
Between 31 and 60 days	-	-	-
Between 61 and 90 days	-	-	-
More than 90 days	-	-	-
Total accounts receivable, net	116,469	123,588	95,486

Note 6 – Stock-based compensation

The Company has one share-based compensation plan as described below.

Stock Option Plan

In December 2023, the Company adopted the 2023 Equity Incentive Plan, authorizing the issuance of up to 2,000,000 ordinary shares for share-based awards to employees, directors, and consultants. As of the date of this report, no ordinary shares have been granted and outstanding, 862,685 options have been granted and outstanding, of which 688,652 options were granted to certain of our management members and directors.

The following summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement. Except for 69,061 has a vesting period of 1 year and 6,925 has a vesting period of 2 year, all option have vested immediately from the date of grant.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. An illiquidity discount was estimated which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

2023
Risk-free interest rate	3.93%
Illiquidity Discount	30%
Expected stock price volatility	62.3%
Dividend yield	-%

For the period ended June 30, 2026

	Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Year)	Aggregate Intrinsic Value
		USD		USD
Outstanding at beginning of year	862,685	1.67	7.9	382,121
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of the period	862,685	1.67	7.4	382,121
Fully vested and expected to vest	862,685	1.67	7.4	382,121
Exercisable at end of June 30, 2026	862,685	1.67	7.4	382,121

Total compensation cost that has been recognized in profit or loss for the plan was S$32,477 (US$25,256) and nil for the year ended December 31 2025 and for the six months ended June 30, 2026, respectively. No stock options or share awards were granted or exercised during period ended June 30, 2026. The stock-based compensation expense recognized in 2025 related solely to the continued recognition of compensation cost for awards granted in prior years.

Note 7 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
Accrued payroll	-	64,844	50,100
Accrued expenses*	200,586	10,446	8,070
Other payable	1,162	2,123	1,639
Total accrued liabilities and other payables	201,748	77,413	59,809

*	Accrued expenses mainly consist of accrual of professional service fees and other costs incurred yet to bill.

Note 8 – Income taxes

Cayman

The Company is domiciled in the Cayman Islands. Cayman currently enjoys permanent income tax holidays accordingly, the Company does not accrue income taxes.

Singapore

Ohswiftwing Pte. Ltd is incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of June 30, 2025 and 2026, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

The components of loss before income taxes were comprised of the following:

	June 30, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
Tax jurisdiction from:
Singapore	(2,335,451)	(1,841,620)	(1,422,872)
Malaysia	(31,392)	-	-
Loss before income taxes provision	(2,366,843)	(1,841,620)	(1,422,872)

The provision for income taxes consisted of the following:

	December 31, 2025	June 30, 2026	June 30, 2026
	SGD	SGD	USD
Deferred tax assets:
Singapore	-	295,650	228,425

Less: valuation allowance
Singapore	-	(295,650)	(228,425)
Deferred tax assets	-	-	-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the periods ended June 30, 2026 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2026.

Note 9 – Equity

Ordinary shares

For the sake of undertaking a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 16,250,000 shares of ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented. A further 2,800,000 shares were issued by March 23, 2023, and 171,384 shares were issued on October 6, 2023, resulting in 19,221,384 shares of ordinary shares outstanding as at December 31, 2023.

On Feb 16, 2024, 3,555,555 shares were issued as a result of a follow-on offering. During the year ended December 31, 2024, an additional 813,369 shares were issued pursuant to the acquisition of Simply, S-8, and compensation settlements, resulting in 23,590,308 shares of ordinary shares outstanding as at December 31, 2024.

In February 2025, the Company issued 354,644 ordinary shares as acquisition consideration. On March 10, 2025, the Company effected a 10-for-1 share consolidation, resulting in 2,394,464 ordinary shares outstanding. The shares and per share information in the Consolidated Statements of Operations and Comprehensive loss and Consolidated Statements of Changes in Shareholders’ Equity are presented on a retroactive basis to reflect this share consolidation. Subsequently, the Company issued 4,040,000 and 16,666,667 ordinary shares on May 21, 2025 and June 11, 2025, respectively, pursuant to share purchase agreements. As of December 31, 2025, the Company’s issued share capital comprised 445,223 Class A ordinary shares and 16,831 Class B ordinary shares, retroactively restated for the 50-for-1 share consolidation on August 20, 2026.

There was no change in the Company’s issued and outstanding ordinary shares during the six-month period ended June 30, 2026.

Note 10 – Commitment and Contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year. For the year ended December 31, 2025, there were no rent expenses for the short term lease. For the six months ended June 30, 2026, there were S$2,046 rental expenses for short term lease incurred.

Legal Proceedings

The Company is not currently a party to any material legal proceedings, nor is it aware of any pending or threatened litigation that would have a material adverse effect on its business, financial condition, results of operations, or cash flows.

Other Commitments and Contingencies

As of June 30, 2026 and December 31, 2025, other than the lease commitments disclosed above, the Company had no material commitments, guarantees, or contingent liabilities that require disclosure under ASC 440, Commitments.

Note 11 – Subsequent events

The Company has assessed all events from June 30, 2026, up through the date that these unaudited interim condensed consolidated financial statements are available to be issued.

On July 17, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors for a private placement of (i) 106,667 Class A ordinary shares, of the Company (the “Class A Ordinary Shares”) and (ii) 106,667 warrants (the “Warrants”, and the Class A Ordinary Shares underlying such Warrants, the “Warrant Shares”), with each Warrant to purchase one Class A Ordinary Share initially, at a combined price of $15 per share and one associated Warrant. The gross proceed is USD1.6 million (after giving effect to the “August 2026 Reverse Stock Split”).

On July 21, 2026, the Shareholders resolved the authorized share capital of the Company be and is hereby increased from US$7,500,000,000 divided into 675,000,000,000 Class A ordinary shares of par value US$0.01 each and 75,000,000,000 Class B ordinary shares of par value US$0.01 each, to US$1,000,000,000,000 divided into 90,000,000,000,000 Class A ordinary shares of par value US$0.01 each and 10,000,000,000,000 Class B ordinary shares of par value US$0.01 each by the creation of an additional 89,325,000,000,000 Class A ordinary shares of par value US$0.01 each and 9,925,000,000,000 Class B ordinary shares of par value US$0.01 each; In addition the Shareholders resolved that the Company reduce its issued and paid-up share capital by reducing the par value of each of its issued Class A ordinary shares and Class B ordinary shares from US$0.01 to US$0.0000001 per share (the “Capital Reduction”), by cancelling paid-up capital of US$0.0099999 on each such ordinary share.

As a result, the Company’s authorized capital comprises 90,000,000,000,000 Class A ordinary shares and 10,000,000,000,000 Class B ordinary shares with a par value US$0.0000001 each. The issued and paid-up share capital comprises 445,223 Class A ordinary shares and 16,831 Class B ordinary shares, at a par value of US$0.0000001 each, after giving effect to the “August 2026 Reverse Stock Split”.

On July 27, 2026, the Company entered into a securities purchase agreement with an accredited investor in connection with a registered direct offering for the offer and sale of 160,000 Class A ordinary shares of the Company, (“Class A Ordinary Shares”) and pre-funded warrants to purchase 240,000 Class A Ordinary Shares (“Pre-Funded Warrants”), in the aggregate (after giving effect to the “August 2026 Reverse Stock Split”).

The above events were considered non-adjustable subsequent events and were not accounted for in the unaudited condensed consolidated financial statements.

On August 20, 2026, the Company effected a reverse stock split at a ratio of 50-to-1. All the shares and share price in the accompanying unaudited condensed consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of a reverse stock splits.

Aside from the above, there are no material subsequent events that require disclosure in these consolidated financial statements.